Mail Stop 4561

January 24, 2008

James Foglesong
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

      RE: **Horizon Bancorp**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 23, 2007
               File No. 000-10792

Dear Mr. Foglesong,

      We have reviewed your letter filed on January 18, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

James Foglesong
Horizon Bancorp
January 24, 2008
Page 2

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Mortgage Warehouse Loans, page 44

1.   Please refer to comment 2 in our letter dated December 31, 2007. Please revise
        your proposed disclosure to more consistently and clearly describe your mortgage
        warehouse loan activity as a secured borrowing.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Your response letter should key your response
to our comment, indicate your intent to include the requested revision in future filings,
provide a draft of your proposed disclosure and provide any requested information.
Please understand that we may have additional comments after reviewing your responses
to our comment.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at
(202) 551-3494 if you have questions regarding our comment.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief